Supplement to Symetra TrekSM Index-Linked Annuity
Supplement dated February 20, 2019
to Prospectus dated November 5, 2018

The following disclosure is added to Appendix A: State Variations.

STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY
Pennsylvania	See "Right To Examine" under the Section titled "Purchase"	If you reside in Pennsylvania and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it.